[redacted]

08027439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCO POLO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L.C. FORLENZA CPA P.C.
(Name – *if individual, state last, first, middle name*)

1214 W BOSTON POST ROAD (Address) MAMARONECK (City) NY (State) 10543 (Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, CLIFFORD H. GOLDWARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCO POLO SECURITIES INC, as of February 26, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Farahnaz Kamrudin

Notary Public

FARAHNAZ KAMRUDIN
Notary Public, State of New York
No. 01KA6096425
Qualified in Queens County
Commission Expires 08/04/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC.

A Wholly-Owned Subsidiary of
Marco Polo Network Inc.

Financial Statements
December 31, 2007

L.C. Forlenza CPA P.C.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	F-3
Statement of Income	F-4
Statement of Changes in Stockholders' Equity	F-5
Statement of Cash Flows	F-6
Notes to Financial Statements	F-7
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	F-8
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Pursuant to Rule 15c3-1	F-9
Statement Pursuant to Rule 17a-5(d)(4)	F-10
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	F-10
Statement Pursuant to Exemptive Provision Under Rule 15c3-3	F-10

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York 10543

Tel: 914.835.4080
Fax: 914.835.4085
e-mail:louiseforlenza@aol.com

INDEPENDENT AUDITOR'S REPORT

February 26, 2008

To the Board of Directors
Marco Polo Securities Inc.
139 Centre Street 8th Floor
New York, NY 10013

I have audited the accompanying statement of financial condition of Marco Polo Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd., as of December 31, 2007, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. I have also reviewed the Company's Anti-Money Laundering Procedures and Business Continuity Plan. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Polo Securities Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

L. C. FORLENZA CPA, P.C.

Louise C. Forlenza

Marco Polo Securities Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007

ASSETS	
Current Assets	
Cash	$ 62,704
Fixed Assets (Net)	$ 942
TOTAL ASSETS	**$ 63,646**
LIABILITIES & STOCKHOLDERS' EQUITY	
Accrued Liabilities	$ 2,000
TOTAL LIABILITIES	$ 2,000
Equity	
Common Stock	$ 80,704
Paid in Capital	125,404
	$ 206,108
Retained Earnings - January 1, 2007	$ (51,731)
Net Loss	(92,731)
Retained Earnings - December 31, 2007	$ (144,462)
TOTAL EQUITY	$ 61,646
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 63,646**

Marco Polo Securities Inc.
STATEMENT OF INCOME
January 1, 2007 through December 31, 2007

Revenues		
Fees	$	50,000
Total Revenues		50,000
Expenses		
Compensation and Related Salaries & Wages		40,000
Travel & Entertainment		27,903
FINRA Registrations		10,742
Accounting		4,500
Insurance		1,425
State and Local Taxes		643
Depreciation		906
Other Expenses		162
Total Expenses		86,281
Net Loss Before Other Income		(36,281)
Interest Income		1,612
Other Income (Note 4)		62,938
Net Income Before Other Expense		28,269
Bad Debt (Note 5)		(121,000)
Net Income for Twelve Month Period Ending December 31, 2007	$	(92,731)

Marco Polo Securities Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
As of December 31, 2007

	Retained Earnings	Common Stock	Preferred Stock	Additional Paid-in Capital	Total
Balance, January 1, 2007	$ (51,731)	$ 80,704	$ -	$ 125,404	$ 154,377
Cash Contributions				-	-
2007 Net Profit					(92,731)
Balance, December 31, 2007	**$ (51,731)**	**$ 80,704**	**$ -**	**$ 125,404**	**$ 61,646**

Marco Polo Securities Inc.
STATEMENT OF CASH FLOWS
January 1, 2007 through December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (92,731)
Decrease in Other Current Asset	121,000
Decrease in Other Current Liabilities	(2,000)
Net cash provided by Operating Activities	$ 26,269
CASH FLOWS FROM OPERATING ACTIVITIES	
Accumulated Depreciation	907
Net cash provided by Operating Activities	$ 907
Increase in Cash	$ 27,176
Cash at Beginning of the Year	35,528
Cash at End of the Year	**$ 62,704**

Marco Polo Securities Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF THE BUSINESS

Ownership Structure

Marco Polo Securities Inc. (the "Firm" and "MPS"), is a wholly-owned subsidiary of Marco Polo Network Inc. (the "MPN Inc"). The Firm filed with the NASD for a change of ownership which was approved in April 2007. Once the approval was received the ownership was transferred from Marco Polo Network Ltd to MPN Inc.

Business Activity

The Firm filed with the Financial Industry Regulatory Authority (the "FINRA") pursuant to Rule 1017 in October 2007 for permission to expand its business to act as a broker dealer for Securities, which was granted in February 2008.

Income Status

The Firm, with the consent to its stockholders, has elected to be a C-corporation under the Internal Revenue Code. MPS has decided to file an unconsolidated tax return for 2007.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased that are not held for sale in the normal course of business to be cash equivalents at the mark of market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2: CAPITAL STRUCTURE

Common Stock

The common stock is valued at $80,704.

NOTE 3: NET CAPITAL REQUIREMENT

As of December 31, 2007, the Company's net capital was $60,504 compared with the minimum net capital requirement of $5,000. Under the rule, aggregate indebtedness may not exceed 1,500% of net capital. At December 31, 2007, the Company's ratio of aggregate indebtedness amounted to 3% of net capital.

NOTE 4: OTHER INCOME

The Firm received $35,000 from FINRA as a one-time, special payment from the benefits of consolidation of NASD and NYSE Member Regulations. In addition, $27,903 of other income relates to Travel & Entertainment expenses incurred in the calendar year which was a client reimbursement.

NOTE 5: BAD DEBTS

The Firm determined that it needed to cancel the Note Receivable ($121,000) from a client that was insolvent. An agreement was reached with the client that interest received on the note plus retainers paid were full payment for any work done for this client.

NOTE 6: SUBSEQUENT EVENTS

The Firm decided to increase the capital base of the broker dealer to support its pending expanded business activities. Upon approval of the new activities by FINRA, MPN Inc contributed $1,250,000 of cash on Feb 26, 2008 as additional paid in capital.

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York 10543

Tel: 914.835.4080
Fax: 914.835.4085

e-mail:louiseforlenza@aol.com

February 26, 2008

To the Board of Directors
Marco Polo Securities Inc.
139 Centre Street 8th Floor
New York, NY 10013

In planning and performing our audit of the financial statements and supplemental schedules of Marco Polo Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd. for the period from January 1, 2007 to December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures related to those areas.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned policies. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

L. C. FORLENZA CPA, P.C.

Louise C. Forlenza

Marco Polo Securities Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2007

NET CAPITAL:

Total Stockholders' Equity from the Statement of Financial Condition	$	61,646
Additions / Deductions and or Changes		942
TOTAL NET CAPITAL	**$**	**60,704**
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	55,704
Excess Net Capital at 1000%	$	60,504

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from the Statement of Financial Condition	$	2,000
Ratio of Aggregate Indebtedness to Net Capital		3%

Marco Polo Securities Inc.
STATEMENT PURSUANT TO RULE 17a-5 (d)(4)
December 31, 2007

Reconciliation with Company's computation (included in part IIA of form x-17 A-5 as of December 31, 2006)

Net Capital, a Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 60,704
Audit adjustments to Increase Accrued Liabilities	$ -
Net Capital Per Above	$ 60,704

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2007 to December 31, 2007 there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC rule 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.

END